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国贸写字楼2座29层

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Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

November 17, 2022

CONFIDENTIAL

Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Registration Statement on Form F-1 Filed October 13, 2022 File No. 333-267864

Dear Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2022, on the Company’s Registration Statement on Form F-1 publicly filed on October 13, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised Registration Statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

November 17, 2022

Registration Statement on Form F-l filed October 13, 2022

Cover Page

1.	We note your disclosure that the ESA investors purchased their applicable portion of the 5,000,000 ordinary shares to be registered for resale at a price of $10.00 per share. We also note that you paid such investors an option premium of $500,000, and that the governing equity support agreement with Shaolin Capital Management LLC provides that you will pay the applicable investors an amount that adjusts if the VWAP falls below $10.40, $10.60 or $10.90, based on the applicable reference period following the closing date of the business combination. In connection therewith:

•	Please quantify the three applicable reference payments that may be due based on your recent trading prices, and also revise your disclosure to provide an estimate of the price paid per share after accounting for the option premium payment as well as the reference period payments (e.g., estimate the price paid per share by using recent trading prices as a proxy for the VWAP adjustments to illustrate how much the applicable investors paid after accounting for the anticipated amount that you may pay to each investor at the end of the applicable reference periods).

In response to the Staff’s comments, the Company has revised the disclosure on pages 14, 15, 16, 47 and 48 of the Revised Registration Statement.

•	We also note your disclosure that "the ESA Investors may experience a potential profit if the price of our Ordinary Shares exceeds $10.00 per Ordinary Share." Please revise to also explain the circumstances upon which such investors may profit if the price of the ordinary shares are below $10.00 per share.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 15 and 64 of the Revised Registration Statement.

•	Revise your summary to discuss the risks that this agreement may pose to other holders if you are required to pay such reference period amounts. For example, discuss how such payments would impact the cash you have available for other purposes and to execute your business strategy and how your stock price/stock volatility might be affected. In revising your discussion, also disclose the related risks of the convertible notes agreement, including the risk that you may be required to repurchase all of the applicable holders' notes. Last, please include a standalone risk factor discussing such risks.

In response to the Staff’s comments, the Company has revised the disclosure on pages 16, 17, 47, 48 and 49 of the Revised Registration Statement.

2.	We note your disclosure that you are registering for resale certain shares that "were acquired by Pangaea Two Acquisition Holdings XXIIA Limited and Pangaea Two Acquisition Holdings XXIII, Ltd. for nominal consideration." Please revise to clarify that Peter Yu is the controlling owner of these shares and disclose what the "nominal" consideration paid for such shares was, to provide investors with a more complete picture of the offering.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 13 and 66 the Revised Registration Statement.

3.	We note your disclosure that you are registering the shares issuable upon exercise of the sponsor warrants, and you state that the sponsor purchased such warrants "for a total consideration of $9,400,000 in a private placement concurrent with the initial public offering of Silver Crest." Please disclose the price paid per warrant, and also reconcile with your disclosure in the Form 8-K of Silver Crest Acquisition Corp, filed January 20, 2021, which indicates that the total consideration in such private placement was $8,900,000. Additionally, where you discuss the 5,050,000 ordinary shares issued to the PIPE investors at $10.00 per share, revise to clarify that the sponsor purchased and is registering for resale 500,000 of such shares.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Registration Statement.

November 17, 2022

4.	We note your disclosure that the notes investors purchased an aggregate principal amount of $50 million notes for a purchase price of 98% of the principal amount thereof. Please disclose the conversion price per underlying share, which appears to be $11.50 according to your disclosure on page 101 per underlying share, as well as the purchase price per underlying share.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Registration Statement.

5.	We note that you propose registering the 4,450,000 and 1,200,000 ordinary shares issuable upon the exercise of the sponsor warrants and the PIPE warrants, respectively, in both primary and resale offerings, thereby indicating that you intend to sell certain underlying shares pursuant to Section 5 of the Securities Act and/or pursuant to an exemption(s) from Section 5 of the Securities Act. Please tell us why you are proposing to offer the same securities pursuant to two separate types of issuances/offerings and provide us with your analysis as to how this complies with the Securities Act and the rules and regulations promulgated thereunder.

In response to the Staff’s comments, the Company respectfully advises the Staff that the registration of the ordinary shares issuable upon the exercise of the warrants currently held by the sponsor and the PIPE investors in both the primary and resale offerings is necessary because such shares could potentially be issued by the Company to holders other than the sponsor and the PIPE investors after the warrants are sold by the sponsor and/or the PIPE investors into the public market.

Recent Development page 12

6.	Please summarize the option agreement, dated August 19, 2022, as you are registering the resale of 200,000 shares in connection therewith.

In response to the Staff’s comments, the Company has revised the disclosure on page 17 of the Revised Registration Statement.

Use of Proceeds, page 68

7.	We note your disclosure on pages 20 and 21 that "[t]he likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Ordinary Shares" and " [i]f the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants." Please revise to disclose this here when discussing the warrants. Additionally, in your section entitled "Liquidity and Capital Resources" beginning on page 101, to the extent that your warrants are out-of-the-money, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comments, the Company has revised the disclosure on pages 73 and 106 of the Revised Registration Statement.

November 17, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 101

8.	We note that the projected total revenue from your company owned and operated stores for 2022 was $244.6 million, as set forth in the unaudited prospective financial information management prepared and provided to the board in connection with the evaluation of the business combination. To the extent material, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity, including whether you will meet your 2022 revenue projections. In this regard, it appears that your total 2022 revenue as of June 30, 2022 was $60.295 million, according to your disclosure on page 89.

In response to the Staff’s comments, the Company respectfully advises the Staff that the current disclosure under “Liquidity and Capital Resources” and elsewhere in the Revised Registration Statement with respect to the Company’s liquidity and capital resources is sufficiently up to date. As stated in the Company’s registration statement on the Form F-4 (Registration No. 333-259743), the revenue projection included therein was not prepared with a view toward public disclosure and should not be relied on as “guidance” for investment decision, and the Company undertakes no obligation to update or otherwise revise or reconcile the projection to reflect circumstances existing since April 2021, which was when the projection was generated.

Exhibit Index, page II-3

9.	Please file the option agreement, dated August 19, 2022, as well as the executed convertible note purchase agreement(s) with Sona Credit Master Fund Limited and Sunrise Partners Limited Partnership, as we note that it appears you have only submitted the form of such agreement as exhibit 10.12.

In response to the Staff’s comments, the Company has filed the option agreement and the executed convertible note purchase agreements as exhibits to the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to auditing matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP